Amended




                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549




Public Utility Holding Act of 1935
File No.  70-7218; 70-8037
Report Date:  October 1, 2000 to December 31, 2000

In the Matter of:
Central and South West Corporation
AEP Credit, Inc.( Credit )



      Credit hereby files as Exhibit 9 attached hereto a copy of the audited annual financial statements for the year ended December 31, 2000.

                                    SIGNATURE



As requested by order of the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935, Central and South West Corporation has duly caused this report to be signed on the 10th day of May, 2001.




                                                           By : /s/ Armando Pena
                                     -------------------------------------------
                                                                    Armando Pena
                                                                       Treasurer



1616 Woodall Rodgers Freeway
P.O. Box 660164
Dallas, Texas 75266-0164
Telephone (214) 777-1000






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                              AMENDED EXHIBIT INDEX
                             ______________________


Exhibit                                                                          Transmission
Number                    Exhibit                                                  Method
-------                   -------                                                ------------

  9              Copy of audited annual financial statements for the            Electronic
                  year ended December 31,2000.



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                                AEP CREDIT, INC.
                           (formerly CSW Credit, Inc.)

                              FINANCIAL STATEMENTS
                        AS OF DECEMBER 31, 2000 AND 1999

             TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

                                                                      EXHIBIT 9
                                                                   Page 2 of  9


INDEPENDENT AUDITORS' REPORT


To the Board of Directors of AEP Credit, Inc.:



We have audited the accompanying balance sheet of AEP Credit, Inc. (formerly CSW Credit, Inc., the "Company") as of December 31, 2000 and the related statements of income, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company for the year ended December 31, 1999 were audited by other auditors whose report, dated February 25, 2000, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such 2000 financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2000, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.





Columbus, Ohio
March 16, 2001

                                                                     EXHIBIT 9
                                                                   Page 3 of 9
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

                                                 AEP CREDIT, INC.

                                               STATEMENTS OF INCOME

                                  FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999
                                                   (Thousands)



                                                                               2000                   1999
                                                                        --------------------   --------------------

REVENUES
     Affiliated                                                         $          64,994      $           34,221
     Nonaffiliated                                                                 63,771                  55,252
                                                                        --------------------   --------------------
                                                                                  128,765                  89,473

OPERATING EXPENSES:
     Interest                                                                       66,215                 41,710
     Provision for bad debts                                                        36,995                 26,022
     Credit line fees                                                                2,767                  1,241
     General and administrative                                                      2,142                  1,960
                                                                        --------------------   --------------------

                                                                                  108,119                  70,933
                                                                        --------------------   --------------------

OPERATING INCOME                                                                   20,646                  18,540


OTHER INCOME AND DEDUCTIONS:
     Interest income                                                                   84                     209
     Tax benefit of parent company loss                                               617                     311
                                                                        --------------------   --------------------
                                                                                      701                     520
                                                                        --------------------   --------------------

INCOME BEFORE FEDERAL INCOME TAXES                                                 21,347                  19,060
                                                                        --------------------   --------------------

FEDERAL INCOME TAXES:
     Current                                                                       11,161                   6,801
     Deferred                                                                      (3,905)                   (239)
                                                                        --------------------   --------------------

                                                                                    7,256                   6,562
                                                                        --------------------   --------------------

NET INCOME                                                                        $14,091                 $12,498
                                                                        ====================   ====================



                     The accompanying notes to the financial statements are an integral part of these statements.
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                                                                       EXHIBIT 9
                                                                     Page 4 of 9
                                                 AEP CREDIT, INC.

                                                  BALANCE SHEETS

                                             DECEMBER 31, 2000 AND 1999
                                                    (Thousands)


                                                                                   2000                 1999
                                                                             ------------------  -------------------
                                            ASSETS
CURRENT ASSETS:
     Cash and cash equivalents                                               $        -                $   107,671
     Accounts Receivable - Affiliated                                                755,916               277,568
     Accounts Receivable - Nonaffiliated                                             605,637               449,197
     Allowance For Uncollectible Accounts                                            (21,929)              (10,769)
                                                                             ------------------  -------------------
              Total current assets                                                 1,339,624               823,667

OTHER ASSETS:
     Deferred income taxes                                                             9,082                 5,177
     Other                                                                             4,772                 3,406
                                                                             ------------------  -------------------

              Total other assets                                                      13,854                 8,583
                                                                             ------------------  -------------------

              Total assets                                                    $    1,353,478          $    832,250
                                                                             ==================  ===================



                             LIABILITIES AND STOCKHOLDER'S EQUITY
CURRENT LIABILITIES:
     Short-term debt                                                         $     1,220,948          $     754,287
     Deferred credits                                                                 27,215                 14,518
     Accounts payable - affiliated                                                     4,021                    227
     Unearned revenue                                                                  5,831                  3,238
     Other liabilities                                                                 4,856                    771
                                                                             ------------------  -------------------

              Total current liabilities                                            1,259,077                776,835
                                                                             ------------------  -------------------

STOCKHOLDER'S EQUITY:
     Common stock, no par; authorized 1,000 shares;
         issued and outstanding 283 and 246 shares as of
          December 31, 2000 and 1999, respectively                                         1                      1
     Additional Paid-in capital                                                       94,400                 55,414
                                                                             ------------------  -------------------

              Total stockholder's equity                                              94,401                 55,415
                                                                             ------------------  -------------------

              Total liabilities and stockholder's equity                        $  1,353,478              $ 832,250
                                                                             ==================  ===================

                     The accompanying notes to the financial statements are an integral part of these statements.
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                                                                       EXHIBIT 9
                                                                     Page 5 of 9

                                                        AEP CREDIT, INC.

                                               STATEMENT OF STOCKHOLDER'S EQUITY

                                         FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999
                                                          (Thousands)

                                                                        ADDITIONAL                                 TOTAL
                                                       COMMON            PAID-IN            RETAINED           STOCKHOLDER'S
                                                       STOCK             CAPITAL            EARNINGS               EQUITY

BALANCE DECEMBER 31, 1998                                  $     1   $       64,956             -          $        64,957

Net contributions (return) of capital                           -            (9,542)            -                   (9,542)

Net income                                                      -                 -           12,498                12,498

Common stock dividends                                          -                 -          (12,498)              (12,498)
                                                  -----------------  -----------------  ------------------  ---------------------

BALANCE DECEMBER 31, 1999                                  $     1          $55,414     $       -                  $55,415

Net contributions (return) of capital                           -            38,986             -                   38,986

Net income                                                      -                -            14,091                14,091

Common stock dividends                                          -                -           (14,091)              (14,091)
                                                  -----------------  -----------------  ------------------  ---------------------

BALANCE DECEMBER 31, 2000                                  $     1          $94,400     $       -                  $94,401
                                                  =================  =================  ==================  =====================
                     The accompanying notes to the financial statements are an
integral part of these statements.
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                                                                                                                          EXHIBIT 9
                                                                                                                        Page 6 of 9
                                                     AEP CREDIT, INC.

                                                 STATEMENTS OF CASH FLOWS

                                      FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999
                                                       (Thousands)


                                                                                         2000                  1999
                                                                                  -------------------   -------------------

CASH FLOWS FROM OPERATING ACTIVITIES:
     Net Income                                                                           $14,091               $12,498
     Adjustments to reconcile net income to net cash
           provided by (used in) operating activities-
              Changes in assets and liabilities-
                  Accounts Receivable                                                    (623,628)              118,359
                  Deferred income taxes                                                    (3,905)                 (240)
                  Other assets                                                             (1,366)                 (577)
                  Deferred credits                                                         12,697                (2,616)
                  Accounts payable - affiliated                                            (3,794)               (1,987)
                  Unearned revenue                                                          2,593                (1,170)
                  Other liabilities                                                         3,272                  (175)
                                                                                  -------------------   -------------------

                      Net cash provided by (used in) operating activities                (600,040)              124,092
                                                                                  -------------------   -------------------


CASH FLOWS FROM FINANCING ACTIVITIES:
     Capital Contribution                                                                 139,134                 97,919
     Return of Capital                                                                   (100,148)              (107,461)
     Change in short-term debt                                                            466,661                  5,558
     Payment of dividends                                                                 (13,278)              (12,496)
                                                                                  -------------------   -------------------

                        Net cash provided by (used in) financing                          492,369                (16,480)
activities
                                                                                  -------------------   -------------------

INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS                                         (107,671)              107,612

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                                            107,671                    59
                                                                                  -------------------   -------------------

CASH AND CASH EQUIVALENTS, END OF PERIOD                                          $          -                 $107,671
                                                                                  ===================   ===================

SUPPLEMENTARY INFORMATION:

     Interest paid                                                                        $70,348               $43,528
                                                                                  ===================   ===================

     Income taxes paid                                                                    $11,461                $8,780
                                                                                  ===================   ===================


                     The accompanying notes to the financial statements are an integral part of these statements.

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                                                                    EXHIBIT 9
                                                                  Page 7 of 9
                                AEP CREDIT, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization

AEP Credit, Inc. (the "Company") (formerly known as CSW Credit, Inc.) is a wholly owned subsidiary of Central and South West Corporation (CSW), and an indirect subsidiary of American Electric Power Company, Inc. (AEP) and was originally formed to purchase, without recourse, accounts receivable from affiliated domestic electric utilities to reduce working capital requirements. In addition, because the Company's capital structure is more leveraged than that of the affiliated domestic electric utilities, AEP's overall cost of capital is lower. Subsequent to its formation, the Company's business has expanded to include the purchase, without recourse, of accounts receivable from certain non-affiliated utilities subject to limitations imposed by the Securities and Exchange Commission (SEC) under the Holding Company Act. Significant accounting policies are summarized below:

Revenue recognition

Revenues are generally recorded for the difference between the face amount of the receivables purchased and the purchase price.

Allowance for doubtful accounts

The Company maintains an allowance for doubtful accounts at a level which reflects the amount of receivables not reasonably expected to be collected. The allowance is determined principally on the basis of collection experience. Receivables are written off when they are determined to be uncollectable.

Federal income taxes

The Company and its subsidiaries join in the filing of a consolidated federal income tax return with their affiliated companies in the American Electric Power System, an integrated electric utility system, owned and operated by AEP's electric utility subsidiaries, (AEP System). The allocation of the AEP System's current consolidated federal income tax to the System companies is in accordance with SEC rules under the Public Utility Holding Company Act of 1935. These rules permit the allocation of the benefit of current tax losses to the System companies giving rise to them in determining their current tax expense. The tax loss of the System parent company, AEP Co., Inc., is allocated to its subsidiaries with taxable income. With the exception of the loss of the parent company, the method of allocation approximates a separate return result for each company in the consolidated group. Federal income tax expense resulted in an effective rate of 34% and 33% for 2000 and 1999, respectively.

Deferred income taxes resulted primarily from the differences between book and tax deductions for bad debt expense. The company also recognizes the tax benefit of operating losses allocated by the Parent Company to AEP Credit. The Internal Revenue Code provides for tax deductions for bad debts when they are charged off.

Cash and Cash Equivalents

Cash equivalents are considered to be highly liquid debt instruments purchased with a maturity of three months or less. Accordingly, the Company's temporary cash investments are considered cash equivalents.

                                                                    EXHIBIT 9
                                                                  Page 8 of 9

Related party transactions

American Electric Power Service Corporation (AEPSC), a wholly owned subsidiary of AEP, provides administrative services to the Company and is reimbursed for the cost of such services. These services were provided at a cost of $1,219,000 and $1,078,000 in 2000 and 1999, respectively.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenue, and expenses reported in the accompanying financial statements. The estimates and assumptions used in the accompanying financial statements are based upon management's evaluation of the relevant facts and circumstances as of the date of financial statements. Actual results could differ from those estimates.

Reclassification

Certain financial statement items have been reclassified to conform to the 2000 presentation.


2.  REGULATION:

The Company is subject to regulation by the SEC under the Public Utility Holding Company Act of 1935, as amended. The SEC has approved the Company's method of calculating the discount associated with the purchase of AEP subsidiary companies' accounts receivable.

3.  SHORT-TERM DEBT:

The Company issues commercial paper that is unsecured. The weighted average interest rate for 2000 and 1999 was 6.62% and 5.27% respectively. At December 31, 2000, the Company had a unsecured revolving credit agreement aggregating $2 billion dollars to back up its commercial paper program, which expires May 31, 2001. Under the revolving credit agreement the Company have certain negative covenants which are as follows: 1) Company shall not permit its Net Earnings for any Calculation Period to be less than 110% of its Fixed Charges for such Calculation Period, and 2) Company shall not permit its Stockholders' Equity to be less than 5% of its Total Capitalization at any time. The Company is in compliance with all negative covenants for the revolving credit agreement. At December 31, 2000, there were no borrowings under the revolving credit agreement. At December 31, 2000 and 1999, the amounts of commercial paper outstanding were approximately $1.2 billion and $754 million, respectively. By order the SEC authorized the Company to do business with an equity debt ratio no less than 5%. The Company is in compliance with the order.

                                                                EXHIBIT 9
                                                              Page 9 of 9


4.  Reliant Energy HL&P:

The Company entered into an agreement with Reliant Energy HL&P (formerly Houston Lighting & Power Company) to purchase substantially all of its utility receivables. During the years ended December 31, 2000 and 1999, the Company had average Reliant Energy HLP receivable balances of $466,354,000 and $448,465,000, respectively.

Prior to March 11, 1997, the Company was subject to a SEC restriction (50% Restriction) which required the average amount of non-affiliated accounts receivable outstanding to be less than the average amount of affiliated accounts receivable outstanding for the previous twelve calendar months. The Company received SEC authority to sell excess Reliant Energy HL&P receivables to third parties in order to maintain the Company's compliance with the 50% Restriction. On March 11, 1997, the SEC issued an order granting the Company temporary relief from the 50% restriction. This restriction limits the twelve-month rolling average of HLP receivables to $450 million and $100 million for other non-affiliated companies. This temporary relief was allowed to expire during the current year as the company became compliant with the original 50% restriction and continued to be in compliance at December 31, 2000.

5.  UNEARNED INCOME AND DEFERRED CREDITS:

When receivables are factored, a discount rate is applied. A portion of this rate is related to the carrying cost of the receivables, which approximates the related cost of administration and handling. This rate is applied when the receivables are initially factored. To appropriately match the revenue received for the carrying of the receivables to their associated costs, a part of this income is deferred until the costs are recognized. In addition to the carrying cost component, an agency fee is applied to receivables. The agency revenue is also deferred, and is shown as a deferred credit on the balance sheet.


6.  FINANCIAL INSTRUMENTS:

Cash, cash equivalents, accounts receivable and short-term debt

The fair value equals the carrying amount as stated on the balance sheets because of the short maturity of those instruments.